Exhibit 27(g)(iii)

Reinsurance Treaty dated September 1, 2003

AUTOMATIC POOL REINSURANCE AGREEMENT

referred to in this Document as the “Agreement”

EFFECTIVE September 1, 2003

among

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

referred to in this Agreement as the “Ceding Company”

and

Name of Reinsurer

An agreement that acknowledges but does not name the other Pool Reinsurers.

TABLE OF CONTENTS

Article 1	Scope of the Agreement	Page 1
Party to the Agreement
Effective Date of the Agreement
Scope of the Agreement
Duration of the Agreement

Article 2	Reinsurance Coverage	Page 2
Automatic Reinsurance
Facultative Reinsurance
Basis of Reinsurance

Article 3	Procedures	Page 4

Article 4	Liability	Page 6

Article 5	Reinsurance Rates and Payments	Page 6
Tax Reimbursement
Experience Refund

Article 6	Changes to the Reinsurance	Page 9
Errors and Oversights
Misstatement of Age or Sex
Changes to the Underlying Policy
Reductions, Terminations and Reinstatements

Article 7	Recapture	Page 11

Article 8	Claims	Page 12

Article 9	Arbitration	Page 16

Article 10	Insolvency	Page 18

Article 11	Inspection of Records	Page 19

Article 12	Offset	Page 19

Article 13	Execution of the Agreement	Page 20

ARTICLE 1 – SCOPE OF THE AGREEMENT

1.	Parties to the Agreement

The Reinsurer, together with a pool of companies (“Pool Reinsurers”), has agreed to provide reinsurance for the policies (the “Policies”) and certain optional riders available with the Policies (the “Riders”) as shown on Exhibit A to this Agreement, as such Exhibit may be amended from time to time by mutual agreement. The Policies and Riders will be issued by the Ceding Company, and will hereinafter be referred to collectively as the Policies. This Agreement covers the duties and obligations of the Ceding Company and the Reinsurer with regard to the reinsurance to be provided for the Policies. This Agreement is for indemnity reinsurance and the Ceding Company and the Reinsurer are the only parties to this Agreement.

There will not be any legal relationship or agreements in any manner between the Reinsurer and any person or entity having an interest of any kind in the Policies to be reinsured under this Agreement. There will not be any legal relationship or agreements between the Reinsurer and the other Pool Reinsurers, except that, WRL chooses and appoints a Reinsurer to this position. We do this after consulting with all Pool Reinsurers. Upon mutual agreement of all Pool Reinsurers, the Pool Reinsurers may together agree from time to time to appoint one of them to serve on behalf of all Pool Reinsurers to perform a certain leadership function on behalf of all the Pool Reinsurers, such as in the capacity as a “Lead Underwriting Reinsurer” for purposes of coordinating and facilitating the claims review and approval process which is normally a part of the reinsurance process. Any such request for this “lead” function shall be made by the requesting Reinsurer through the Ceding Company, and the Ceding Company shall be responsible for obtaining the written agreement of each Pool Reinsurer for this lead function to be performed and for the Pool Reinsurer selected to fulfill the lead function. Any lead function so enacted shall be revocable by any Pool Reinsurer upon sixty (60) days notice to the Ceding Reinsurer, who shall in turn notify the other Pool Reinsurers of the date that the lead function will no longer be in effect.

2.	Form of Reinsurance

The form of reinsurance shall be First Dollar Quota Share.

3.	Effective Date of the Agreement

This Agreement will go into effect at 12:01 A.M., September 1, 2003 and will cover policies shown in Exhibit A with an issue date of September 1, 2003 and thereafter.

ARTICLE 1 – SCOPE OF THE AGREEMENT – (Continued)

4.	Scope of the Agreement

The text of this Agreement and all Exhibits, Schedules and Amendments are considered to be the entire agreement. There are no other understandings or agreements regarding the policies reinsured other than as expressed in this Agreement. Either the Ceding Company or the Reinsurer may make changes or additions to this Agreement, but they will not be considered to be in effect unless they are made by means of a written amendment, which has been signed by all parties.

The Retention Limits and Binding Limits of the Ceding Company as shown in Exhibit A are based only on the amounts of insurance administered by the administrative office of Aegon USA in St Petersburg, Florida and/or by any third party administrator administering insurance on behalf of this administrative office.

5.	Duration of the Agreement

The duration of this Agreement will be unlimited. However, the Reinsurer may terminate its participation in the Agreement for new reinsurance at any time by giving the Ceding Company ninety (90) days prior written notice. The Ceding Company may terminate the participation of the Reinsurer by giving ninety (90) days prior written notice. Reinsurance will continue to be placed during the ninety (90)-day period. The Ceding Company has the right, upon termination of any Reinsurer under this Agreement, to re allocate the Reinsurer Percentages among the remaining Pool of Reinsurers to the Agreement.

Existing reinsurance will not be affected by the termination of this Agreement. Existing reinsurance will remain in force until the termination or expiry of the underlying policy on which reinsurance is based, as long as the Ceding Company complies with this Agreement and continues to pay reinsurance premiums as shown in Article 5 (Reinsurance Rates and Payment). The Reinsurer will accept liability for any claims or premium refunds which are not reported to it within ninety (90) days following the termination or expiry of the last cession reinsured under this Agreement, provided that the Ceding Company has taken prompt and reasonable action to identify those claims.

6.	Definitions

Initial Specified Amount: Amount shown on the Policy Schedule page of the life insurance contract.

Pool Reinsurer Percentage: Reinsurer’s percentage of risk on Automatic Reinsurance and Special Pool Facultative Reinsurance.

ARTICLE 2 – REINSURANCE COVERAGE

1.	Automatic Reinsurance

The Reinsurer will automatically accept reinsurance of life benefits for individually underwritten ordinary life policies on the lives of permanent residents of the United States or United States Territories in accordance with the provisions and limitations shown in Exhibit A.

The Reinsurer will also automatically accept reinsurance of Riders written with the covered life benefits, but only to the extent that the riders are specifically shown in Exhibit A, Part 1.

The Ceding Company has the right to modify its retention limits shown in Exhibit A, Part 2 at any time. If the retention limits are reduced, the Ceding Company will notify the Reinsurer in writing within thirty (30) days before reinsurance can be ceded on the basis of the reduced retention limits.

The Reinsurer has the right to amend the Automatic Acceptance Limits shown in Exhibit A, Part 3 if the Ceding Company modifies its retention limits. The Reinsurer also has the right to modify the Automatic Acceptance Limits if the Ceding Company elects to participate in another arrangement or arrangements to secure additional automatic binding capacity. However, the Reinsurer must exercise its option to amend the Automatic Acceptance Limits within ninety (90) days of notification of the change in retention limits or the placement of additional automatic binding capacity.

2.	Facultative Reinsurance Outside This Agreement

The Ceding Company retains the right to reinsure facultatively with any reinsurer who is not a Pool Reinsurer. In such case, the risk shall not be covered under this Agreement. The Ceding Company will attempt to place business facultatively outside this Agreement only after having failed to obtain desired facultative reinsurance from among the Pool Reinsurers.

3.	Basis of Reinsurance

Life reinsurance under this Agreement will be on the Monthly Renewable Term plan for the net amount at risk on the portion of the original policy that is reinsured into the Pool. The net amount at risk for any policy period will be calculated according to Exhibit C (Reinsurance Rates and Allowances), Part 1.

Riders ceded with life benefits will be reinsured as shown in Exhibit C. Any differences in the net amount at risk calculation for these benefits will be shown in Exhibit C.

ARTICLE 3 – PROCEDURES

1.	Automatic Reinsurance

Individual notification for the placement of automatic reinsurance will not be necessary. Subject to Article 5 (Reinsurance Rates and Payment) and Exhibit B (Reinsurance Reporting Forms and Reinsurance Administration), new business or changes to existing reinsurance will be shown on the Ceding Company’s periodic billing report.

2.	Facultative Reinsurance Inside This Agreement

Regular Facultative Reinsurance. If the amount of reinsurance required is in excess of the Ceding Company’s regular retention or if the case is being or has been submitted to other reinsurers for facultative consideration, the Special Pool Facultative Reinsurance coverage does not apply. On such cases, if the Reinsurer makes an offer to reinsure the risk, the Ceding Company must accept the offer during the lifetime of the proposed insured, but not later than one hundred twenty (120) days after the offer is made, to effect the reinsurance.

The Company’s acceptance of the Facultative Reinsurance offer will be documented by a dated notation in the Ceding Company’s underwriting file and subsequent formal notice to the Facultative Reinsurer.

3.	Reference Materials

Upon request and subject to availability, the Ceding Company will use its best efforts to obtain reference materials, which may be required by the Reinsurer for proper administration of reinsurance under this Agreement.

ARTICLE 4 – LIABILITY

1.	Automatic Reinsurance

Subject to the provisions of Article 6, Section 4 and Article 7, the liability of the Reinsurer for reinsurance placed automatically under this Agreement will begin and end simultaneously with that of the Ceding Company for the underlying policy on which reinsurance is based.

2.	Facultative Reinsurance

The Reinsurer’s liability will commence at the same time as the Ceding Company’s liability provided the Reinsurer has made a facultative offer and that offer was accepted by the Ceding Company, during the lifetime of the insured and within one hundred twenty (120) days of the offer, in accordance with the terms in this agreement.

ARTICLE 4 – LIABILITY – (Continued)

3.	Conditional Receipt Liability

The Reinsurer will be liable for its respective share of any losses under the terms of a Conditional Receipt or Temporary Insurance Receipt to the extent that the Ceding Company is liable.

4.	Continuation of Liability

Continuation of the Reinsurer’s liability is conditioned on the Ceding Company’s payment of reinsurance premiums as shown in Article 5 (Reinsurance Rates and Payment) and is subject to Article 6 (Changes to the Reinsurance) and Article 7 (Recapture).

ARTICLE 5 – REINSURANCE RATES AND PAYMENTS

1.	Reinsurance Rates

The rates that the Ceding Company will pay to the Reinsurer for reinsurance covered under this Agreement are shown in Exhibit C. The reinsurance rate payable for any cession for any accounting period will be calculated on the basis of the net amount at risk reinsured as of that period.

For reasons relating to deficiency reserve requirements by the various state insurance departments, the rates shown in Exhibit C cannot be guaranteed for more than one (1) year.

While the parties anticipate that reinsurance rates shown in Exhibit C will continue to be charged, it may become necessary to charge a guaranteed rate that is the greater of the rate from Exhibit C or the corresponding statutory net premium rate based on the required statutory valuation mortality table at 4.5% interest for the applicable mortality rating.

If the original policy is issued with interim insurance, the Ceding Company will pay the Reinsurer a reinsurance rate for the interim period that is the same percentage of the first year premium that the interim period bears to twelve (12) months. The rate that the Ceding Company pays the Reinsurer for the first policy year after the interim period will be calculated on the basis of the full annual reinsurance rate.

All financial transactions under this Agreement will be in United States dollars, unless the parties mutually agree to use other currencies. Specifications of the currencies and details of currency conversion procedures will be shown in Exhibit C, if necessary.

ARTICLE 5 – REINSURANCE RATES AND PAYMENTS – (Continued)

2.	Payments

The Ceding Company will be responsible for administration of the periodic reporting of its statements of account and payment of balances due to the Reinsurer as shown in Exhibit B.

Within thirty (30) days after the close of each reporting period, the Ceding Company will send the Reinsurer a statement of account for that period along with payment of the full balance due. If the statement of account shows a balance due the Ceding Company, the Reinsurer will remit the appropriate amount within thirty (30) days of receipt of the statement of account.

In order to eliminate reporting of trivial amounts, the Ceding Company will send a statement of account to the Reinsurer monthly, but will only send payment when the total balance due equals or exceeds $100.00.

The Ceding Company’s timely payment of reinsurance premiums is a condition precedent to the continued liability of the Reinsurer. If the Ceding Company has not paid the balance due to the Reinsurer by the thirty-first (31st) day following the close of the reporting period, the Reinsurer has the right to give thirty (30) days’ written notice of its intention to terminate the reinsurance on which the balance is due and unpaid.

At the end of this thirty (30) day period, the liability of the Reinsurer will automatically terminate for all reinsurance on which balances remain due and unpaid, including reinsurance on which balances became due and unpaid during and after the thirty (30)-day notice period. Even though reinsurance has been terminated, the Ceding Company will continue to be liable for the payment of unpaid balances along with interest charges equivalent to the 30 Day Treasury Bill rate as published in the Money Rate Section or any successor section of The Wall Street Journal on the first business day following the date the premiums are deemed delinquent.

Reinsurance terminated for non-payment of balances due may be reinstated at any time within sixty (60) days of the date of termination, by the Ceding Company’s payment of all balances due and interest charged in full to the Reinsurer. However, the Reinsurer will have no liability for claims incurred between the termination date and the reinstatement date.

ARTICLE 5 – REINSURANCE RATES AND PAYMENTS – (Continued)

3.	Tax Reimbursements

Details of any reimbursement of premium taxes that the Ceding Company pays on behalf of reinsurance payments to the Reinsurer are shown in Exhibit C, Section 8. (Premium Taxes).

The parties mutually agree to the following pursuant to Section 1.848-2 (g) (8) of the Income Tax Regulation issued December 29, 1992 under Section 848 of the Internal Revenue Code of 1986, as amended. This election will be effective for all taxable years for which this Agreement remains in effect.

The terms used in this Section are defined in Regulation Section 1.848-2 in effect as of December 29, 1992. The term “net consideration” will refer to either net consideration as defined in Section 1.848-2 (f) or “gross premium and other consideration” as defined in Section 1.848-3 (b), as appropriate.

a)	The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the General Deductions Limitation of IRC Section 848 (c) (1).

b)	The parties mutually agree to exchange information pertaining to the amount of net consideration under this Agreement on or before May 1 of each year to ensure consistency. The parties also mutually agree to exchange information otherwise required by the Internal Revenue Service. Any disputes regarding the information provided by the parties will be resolved on or before June 1 of each year.

4.	Experience Refund

Details of any Experience Refund payable to the Ceding Company will be shown in Exhibit C. Section 11. (Experience Refund).

ARTICLE 6 – CHANGES TO THE REINSURANCE

1.	Errors and Oversights

Unintentional clerical errors, omissions or misunderstandings in the administration of the Agreement by the Ceding Company or the Reinsurer shall not invalidate the reinsurance hereunder provided the error, omission or misunderstanding is corrected promptly after discovery. All parties shall be restored, to the extent possible, to the position they would have occupied had the error, omission or misunderstanding not occurred, but the liability of the

ARTICLE 6 – CHANGES TO THE REINSURANCE – (Continued)

1.	Errors and Oversights – (Continued)

reinsurer under this Agreement shall in no event exceed the limits specified herein.

2.	Misstatement of Age or Sex

If the misstatement of the age or sex of a reinsured life causes an increase or reduction in the amount of insurance in the underlying policy, all parties will share in the change in proportion to their original liabilities at the time the policy was issued, but the liability of the Reinsurer under this Agreement shall in no event exceed the limits specified herein.

3.	Changes to the Underlying Policy

a)	If any change is made to an underlying policy, the reinsurance will change accordingly. The Ceding Company will notify the Reinsurer of the change and the appropriate premium adjustment on its periodic statement of account.

b)	Increases resulting from contractual provisions and policies, including policies in corridor, with increasing net amounts at risk will not be considered new business and will continue to be reinsured under this Agreement. Such increases will be reinsured on a point in scale basis utilizing the attained age reinsurance premiums.

c)	Should an increase in the death benefit of policies that are not reinsured, but which are otherwise covered by this agreement up to the Auto Binding Limit, will also be reinsured on a point in scale basis utilizing the attained age reinsurance premiums.

d)	All other increases up to the Automatic Binding Limit do not require the Reinsurer’s approval. Increases that would result in the total Net Amount of Risk exceeding the Automatic Binding Limits at the attained age of the insured are subject to the prior approval of the Reinsurer. The Ceding Company will provide the Reinsurer copies of all documents relating to the change in coverage.

4.	Reductions, Terminations and Reinstatements

If any part of the underlying policy on a life reinsured under this Agreement is reduced or terminated, the amount reinsured will also be reduced or terminated to the extent that the Ceding Company will continue to maintain its appropriate retention limit as shown in Exhibit A for the issue age and table rating of the

ARTICLE 6 – CHANGES TO THE REINSURANCE – (Continued)

4.	Reductions, Terminations and Reinstatements – (Continued)

insured. The Ceding Company will not be required to assume amounts in excess of the retention limit that was in force when the affected policy was issued.

Reductions or terminations to any one policy will neither affect nor change the Ceding Company’s retention on existing policies covering the same insured life.

The amount of the reduction will be applied on a proportional basis to the Reinsurer’s net amount at risk at the same proportion that the Reinsurer’s initial amount of reinsurance bore to the total initial amount reinsured.

If a policy reinsured under this Agreement is lapsed or terminated, the reinsurance coverage will also terminate.

If a policy reinsured automatically lapses and is reinstated in accordance with the Ceding Company’s standard rules and procedures, reinsurance for the amount at risk effective at the time of the lapse will be reinstated automatically at the date of reinstatement of the policy. Otherwise, if the Reinsurer bounds the reinsurance initially, it must approve the reinstatement for facultative consideration. If the Reinsurer assumes the risk, then the Ceding Company will reinstate the policy. The Ceding Company will provide the Reinsurer with copies of reinstatement papers only upon request. The Ceding Company will notify the Reinsurer of the reinstatement on its periodic statement of account, and it will pay all reinsurance payments due from the date of reinstatement to the date of the current statement of account, including a proportionate share of any interest collected. Thereafter, reinsurance payments will be in accordance with Article 5. (Reinsurance Rates and Payments).

ARTICLE 7 – RECAPTURE

1.	Basis of Recapture

If the Ceding Company increases its retention limits shown in Exhibit A, 2. it may make a corresponding reduction in eligible reinsurance cessions. Policies are eligible for recapture if:

a)	the Ceding Company has maintained the maximum retention limit for the age and mortality rating of the insured when the underlying policy was issued. Policies on which the Ceding Company retained a reduced retention or no retention will not be eligible for recapture; and

ARTICLE 7 – RECAPTURE- (Continued)

1.	Basis of Recapture – (Continued)

b)	the policy has been in force under this Agreement for the Recapture Period shown in Exhibit C, Section 9. The recapture period will always be measured from the original policy issue date.

2.	Method of Recapture

The Ceding Company will give the Reinsurer written notice of its intention to recapture within ninety (90) days of the effective date of the retention increase. If the Ceding Company elects to recapture at a later date, it will give the Reinsurer additional written notice before beginning the recapture.

When the Ceding Company has given the Reinsurer written notice of intent to recapture, and the date that the recapture will begin:

a)	All eligible policies will be recaptured;

b)	Reinsurance will be reduced on the next anniversary date of each eligible policy;

c)	Reinsurance on each eligible policy will be reduced by an amount that will increase the Ceding Company’s retention to the then current limit set forth in Exhibit A, as amended.

d)	If there is reinsurance in force with other reinsurers on any one insured life, the reduction of the reinsurance in force under this Agreement will be in the same proportion that the amount reinsured with the Pool Reinsurers bears to the total reinsurance coverage on the life, if the other reinsurance is eligible for recapture at the same time;

If the Ceding Company omits or overlooks the recapture of any eligible policy or policies, the acceptance of reinsurance payments by the Reinsurer after the date the recapture would have taken place will not cause the Reinsurer to be liable for the amount of the risk that would have been recaptured. The Reinsurer will be liable only for a refund of excess reinsurance payments received, without interest.

If the Ceding Company’s retention increase is due to its purchase by or purchase of another company, or its merger, assumption or any other affiliation with another company, no immediate recapture will be allowed. However, the Ceding Company may recapture eligible policies once the Recapture Period set out in Exhibit C, Section 9. has expired.

ARTICLE 7 – RECAPTURE – (Continued)

2.	Method of Recapture – (Continued)

The terms and conditions for the Ceding Company to recapture reinsured policies, as made necessary by the insolvency or financial impairment of the Reinsurer, are set forth in Article 10.

ARTICLE 8 – CLAIMS

1.	Notice of Claim

For non-contestable and contestable claims on policies with total direct net amounts at risk of $1,000,000 or less and $250,000 or less respectively, including compromises, a bulk-reporting process will be used and the Reinsurer will accept the good faith decision of the Ceding Company. For claims on policies with total direct net amounts at risk in excess of the thresholds specified above, normal claim paperwork will be forwarded. We will provide normal claim paperwork on all facultative claims.

The Ceding Company will send copies of additional information on the claim, including copies of the application and underwriting papers, upon the request of the Reinsurer.

2.	Settlement of Claims

For non-contestable and contestable claims on policies with total direct net amounts at risk of $1,000,000 or less and $250,000 or less, respectively, including compromises, the Reinsurer will accept the good faith decision of the Ceding Company. The Ceding Company will consult with the Reinsurer whenever a claim in excess of $250,000 is incurred during the contestable period of the policy. However, the consultation will not impair the Ceding Company’s freedom to determine the proper action on the claim and the settlement made by the Ceding Company will still be binding upon the Reinsurer.

Once the Reinsurer has received the proofs cited in Section 1 of this Article, and upon evidence of the Ceding Company’s settlement with the claimant, it will discharge its net reinsurance liability by paying one lump sum to the Ceding Company. The Reinsurer will also reimburse the Ceding Company for any unearned premiums.

The Ceding Company will consult with the Reinsurer before conceding any liability or making any settlement with the claimant whenever a claim in excess of $250,000 is incurred during the contestable period of the policy. However, the consultation will not impair the Ceding Company’s freedom to determine the proper action on the claim and the settlement made by the Ceding Company will still be binding upon the Reinsurer.

ARTICLE 8 – CLAIMS – (Continued)

2.	Settlement of Claims – (Continued)

Claim settlements will be administered in good faith, according to the standard procedures the Ceding Company applies to all claims, whether reinsured or not.

3.	Contested Claims

The Ceding Company will immediately notify the Reinsurer if it intends to contest, compromise or litigate a claim involving reinsurance and will give the Reinsurer an opportunity to review the claim papers. If the Reinsurer prefers not to participate in the contest, compromise or claim litigation, the Reinsurer will notify the Ceding Company of its decision within fifteen (15) days of its receipt of the claim papers, and that Reinsurer will immediately pay the full amount of reinsurance due to the Ceding Company. Once the Reinsurer has paid its reinsurance liability, it will not be liable for legal and/or investigative expenses, it will have no further liability for expenses associated with the contest, compromise or litigation and it will not share in any subsequent increase or reduction of the reinsurance liability.

When the Reinsurer agrees to participate in a contest, compromise or claim litigation involving reinsurance, the Ceding Company will give the Reinsurer prompt notice of the beginning of any legal proceedings involving the contested policy. The Ceding Company will promptly furnish the Reinsurer with copies of all documents pertaining to a lawsuit or notice of intent to file a lawsuit by any of the claimants or parties to the policy.

The Reinsurer will share in the payment of legal or investigative expenses relating to a contested claim in the same proportion as its Net Amount at Risk bears to the Ceding Company’s Net Amount at Risk. The participating Reinsurer will not reimburse expenses associated with non-reinsured policies.

If the contest, compromise or litigation results in a reduction in the liability of the contested policy, the Reinsurer will share in the reduction in the same proportion that the amount reinsured with each Pool Reinsurer bore to the amount payable under the terms of the policy on the date of death of the insured.

If the contest, compromise or litigation results in a dismissal of the claim and a return of the premium to the claimant and/or to the beneficiary(ies), the Reinsurer will refund all premiums that the Ceding Company has paid to it.

ARTICLE 8 – CLAIMS - (Continued)

4.	Claim Expenses

If the Reinsurer that has elected to participate in a contest, compromise or claim litigation, it will pay its proportionate share of the following expenses arising out of the settlement or litigation of a claim, providing that the expenses are reasonable:

a)	investigative expenses;

b)	outside legal counsel fees;

c)	penalties and interest imposed automatically by statute and rising solely out of a judgment rendered against the issuing company in a suit for policy benefits, so long as such penalties and interests do not compensate the Ceding Company for new elements of extra-contractual damages.

d)	interest paid to the claimant on death benefit proceeds according to the practices of the Ceding Company and either at the same rate as used by the Ceding Company, or at the rate prescribed by state law.

The Reinsurer share of claim expenses will be in the same proportion that their liability bears to the liability of the Ceding Company.

The Ceding Company will be responsible for payment of the following claim expenses, which are not considered items of “net reinsurance liability” as referenced in Section 2. of this Article:

a)	routine administrative expenses for the home office or elsewhere, including the salaries of the Ceding Company’s employees;

b)	expenses incurred in connection with any dispute or contest arising out of a conflict in claims of entitlement to policy proceeds or benefits which the Ceding Company admits are payable.

5.	Extra Contractual Damages

The Reinsurer will not be held liable for nor will it pay any extra contractual damages, including but not limited to consequential, compensatory, exemplary or punitive damages which are awarded against the Ceding Company or which may be paid voluntarily, in settlement of a dispute or claim where damages were awarded as

ARTICLE 8 – CLAIMS – (Continued)

5.	Extra Contractual Damages –(Continued)

the result of any direct or indirect act, omission or course of conduct undertaken by the Ceding Company, its agents or representatives, in connection with any aspect of the policies reinsured under this Agreement.

Special circumstances may arise in which the Reinsurer should participate to the extent permitted by law in certain assessed damages. These circumstances are difficult to describe or define in advance but could include those situations in which the Reinsurer is an active party in the act, omission or course of conduct which ultimately resulted in the assessment of the damages. The extent of the participation of the Reinsurer is dependent upon a good-faith assessment of the relative culpability in each case; but all factors being equal, the division of any such assessment would generally be in the same proportion of the net liability accepted by each party.

ARTICLE 9 – ARBITRATION

1.	Basis for Arbitration

The parties to this Agreement mutually understand and agree that its wording and interpretation is based on the usual customs and practices of the insurance and reinsurance industry. While all parties mutually agree to act in good faith in dealings with each other, it is understood and recognized that situations may arise in which an agreement cannot be reached.

In the event that any dispute cannot be resolved to the mutual satisfaction of the parties involved, the dispute will first be subject to good-faith negotiation as described below in an attempt to resolve the dispute without the need to institute formal arbitration proceedings.

2.	Negotiation

Within ten (10) days after one of the parties to this Agreement has given the other the first written notification of the specific dispute, each party will appoint a designated officer to attempt to resolve the dispute. The officers will meet at a mutually agreeable location as early as possible and as often as necessary, in order to gather and furnish the other with all appropriate and relevant information concerning the dispute. The officers will discuss the problem and will negotiate in good faith without the necessity of any formal arbitration proceedings.

ARTICLE 9 – ARBITRATION – (Continued)

2.	Negotiation—(Continued)

During the negotiation process, all reasonable requests made by one officer to the other for information will be honored. The specific format for such discussions will be decided by the designated officers.

If the officers cannot resolve the dispute within thirty (30) days of their first meeting, the parties agree that they will submit the dispute to formal arbitration. However, the parties may agree in writing to extend the negotiation period for an additional thirty (30) days.

3.	Arbitration Proceedings

No later than fifteen (15) days after the final negotiation meeting, the officers taking part in the negotiation will give the concerned parties written confirmation that they are unable to resolve the dispute and that they recommend establishment of formal arbitration.

An arbitration panel consisting of three (3) past or present officers of life insurance or life reinsurance companies not affiliated with any of the parties to this Agreement in any way will settle the dispute. Each party will appoint one (1) arbitrator and the two (2) will select a third. If the two (2) arbitrators cannot agree on the choice of a third, the choice will be made by the Chairman of the American Arbitration Association.

The arbitration proceedings will be conducted according to the Commercial Arbitration Rules of the American Arbitration Association, which are in effect at the time the arbitration begins.

The arbitration will take place at a site decided upon by the arbitrators unless the involved parties mutually agree otherwise.

Within sixty (60) days after the arbitration proceedings have been concluded, the arbitrators will issue a written decision on the dispute and a statement of any award to be paid as a result. The decision will be based on the terms and conditions of this Agreement as well as the usual customs and practices of the insurance and reinsurance industry, rather than on strict interpretation of the law. The decision will be final and binding on the parties involved and there will be no further appeal, except that either party may petition any court having jurisdiction regarding the award rendered by the arbitrators.

ARTICLE 9 – ARBITRATION – (Continued)

3.	Arbitration Proceedings – (Continued)

The parties involved in the arbitration may agree to extend any of the negotiation or arbitration periods shown in this Article.

Unless otherwise decided by the arbitrators, the parties involved in the arbitration will share equally in all expenses resulting from the arbitration, including the fees and expenses of the arbitrators, except that each party will be responsible for its own attorneys’ fees.

ARTICLE 10 – INSOLVENCY

1.	If the Ceding Company is judged insolvent, the Reinsurer will pay all reinsurance payable under this Agreement directly to the Ceding Company, its liquidator, receiver or statutory successor on the basis of the Ceding Company’s liability under the policy or policies reinsured without decrease because of the insolvency of the Ceding Company. It is understood, however, that in the event of the insolvency of the Ceding Company, its liquidator, receiver or statutory successor will give the Reinsurer written notice of a pending claim on a policy reinsured within a reasonable time after the claim is filed in the insolvency proceedings. While the claim is pending, the Reinsurer may investigate and interpose at their own expense in the proceedings where the claim is to be adjudicated, any defense which they may deem available to the Ceding Company, its liquidator, receiver or statutory successor. It is further understood that the expense incurred by the Reinsurer will be chargeable, subject to court approval, against the Ceding Company as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the Ceding Company solely as a result of the defense undertaken by the Ceding Company. Where two (2) or more Pool Reinsurers are involved in the same claim and a majority in interest elect to interpose defense to the claim, the expenses will be apportioned in accordance with the terms of the Agreement as though the Ceding Company had incurred the expense.

2.	If any of the Reinsurer is judged insolvent, it will be considered in default under this Agreement. Amounts due to the insolvent Reinsurer will be paid directly to its liquidator, receiver or statutory successor without diminution because of insolvency of the Reinsurer.

ARTICLE 10 – INSOLVENCY – (Continued)

3.	For the purpose of this Agreement, the Ceding Company or the Reinsurer will be deemed insolvent under the following circumstances:

a)	When a cease and desist order or injunction has been issued by the commissioner of insurance or a court in that party’s state or jurisdiction or domicile, ordering the party to cease and desist from transacting, soliciting or writing any new business of any kind and is reasonably expected to result in conservatorship, rehabilitation, receivership or liquidation; or

b)	When a court order is issued voluntarily or involuntarily placing a party into conservatorship, rehabilitation, receivership or liquidation, or appointing a conservator, rehabilitator, receiver or liquidator to take over the business of the party; or

c)	When a party files or consents to the filing of a petition in bankruptcy seeks reorganization or an arrangement with creditors or takes advantage of any bankruptcy, dissolution, liquidation or similar law or statute.

ARTICLE 11 – INSPECTION OF RECORDS

1.	Inspection of Records

Any party to this Agreement will have the right at any reasonable time to inspect the papers, records, books, files or other documents relating directly or indirectly to the reinsurance coverage under this Agreement.

ARTICLE 12 – OFFSET

1.	The Ceding Company and the Reinsurer will have, and may exercise at any time, the right to offset mutually agreed-to balances due one party from the other against mutually agreed-to balances due the other party. The right of offset is limited to balances due under this Agreement. Subject to state regulations, the right of offset will not be affected nor diminished because of the insolvency of any party to this Agreement.

ARTICLE 13 – EXECUTION OF THE AGREEMENT

In witness whereof, the parties hereto have caused this Agreement to be executed in duplicate at the dates and places shown below, by their respective officers duly authorized to do so.

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

By:	Attest:
Title:	Title:
Date:	Date:

Name of Reinsurer

By:	Attest:
Title:	Title:
Date:	Date: